UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 27, 2017

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated April 26, 2017, announcing Turkcell’s First Quarter 2017 results and Q1 2017 IFRS Report.

TURKCELL

TURKCELL ILETISIM HIZMETLERI

FIRST QUARTER 2017 RESULTS

"TURKCELL'S RECIPE FOR HIGH GROWTH: DIGITAL SERVICES"

1

First Quarter 2017 Results

Contents

HIGHLIGHTS
COMMENTS BY KAAN TERZIOGLU, CEO	4

FINANCIAL AND OPERATIONAL REVIEW
FINANCIAL REVIEW OF TURKCELL GROUP	6
OPERATIONAL REVIEW OF TURKCELL TURKEY	9

TURKCELL INTERNATIONAL
lifecell	10
BeST	11
Kuzey Kıbrıs Turkcell	11
FINTUR	11
TURKCELL GROUP SUBSCRIBERS	12

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT	12

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS	13

Appendix A – Tables	15

•
Please note that all financial data is consolidated and comprises that of Turkcell Iletisim Hizmetleri A.S. (the “Company”, or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”), unless otherwise stated.

•	As previously announced, starting from Q115, we now have three reporting segments:

o
“Turkcell Turkey” which comprises all of our telecom related businesses in Turkey (as used in our previous releases, this term covered only the mobile businesses). All non-financial data presented in this press release is unconsolidated and comprises Turkcell Turkey only figures, unless otherwise stated. The terms “we”, “us”, and “our” in this press release refer only to Turkcell Turkey, except in discussions of financial data, where such terms refer to the Group, and except where context otherwise requires.

o	“Turkcell International” which comprises all of our telecom related businesses outside of Turkey.

o
“Other subsidiaries” which is mainly comprised of our information and entertainment services, call center business revenues, financial services revenues and inter-business eliminations. Call centers were previously included in Turkcell Turkey but are, with effect as of the fourth quarter of 2015, now included in “Other subsidiaries”. We have made this change because we believe that our third party call center revenues are not telecom related. All figures presented in this document for prior periods have been restated to reflect this change.

•
In this press release, a year-on-year comparison of our key indicators is provided and figures in parentheses following the operational and financial results for March 31, 2017 refer to the same item as at March 31, 2016. For further details, please refer to our consolidated financial statements and notes as at and for March 31, 2017, which can be accessed via our website in the investor relations section (www.turkcell.com.tr).

•	Selected financial information presented in this press release for the first and fourth quarters of 2016, and the first quarter of 2017 is based on IFRS figures in TRY terms unless otherwise stated.

•
In accordance with our strategic approach and IFRS requirements, Fintur is classified as ‘held for sale’ and reported as discontinued operations as of October 2016. Certain operating data that we previously presented with Fintur included has been restated without Fintur.

•	In the tables used in this press release totals may not foot due to rounding differences. The same applies to the calculations in the text.

•	Year-on-year and quarter-on-quarter percentage comparisons appearing in this press release reflect mathematical calculation.

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First Quarter 2017 Results

FIRST QUARTER FINANCIAL HIGHLIGHTS

•	Highest revenue and EBITDA[1] growth of the past 10 years both at the Group and Turkcell Turkey level. All time high quarter revenue and EBITDA at the Group level

•	Group revenues and EBITDA up 25.6% and 39.8%, respectively with EBITDA margin of 34.5% which improved by 3.4pp year-on-year and which is the highest first quarter EBITDA margin since 2009

•
Turkcell Turkey’s revenues and EBITDA up 21.7% and 38.5%, respectively with an EBITDA margin expansion of 4.3pp to 35.6%; data and digital services revenues, comprising 67% of Turkcell Turkey revenues, up 94.2%

-	18% of Turkcell Turkey revenues is now generated by digital services

•	Turkcell International revenues up 26.0% with an EBITDA margin of 24.3%

•
Other subsidiaries’ revenues, comprising information and entertainment services, call center services and financial services revenues, up 139.5% with the increased contribution of the consumer finance company

•	Group net income at TRY459 million (TRY563 million)

•	Group’s FX position under control with short position declining to just US$91 million at Q117-end

•
TRY100 million of consumer finance company receivables securitized with asset-backed security issuance in April 2017, contributing to Group’s focus on balance sheet efficiency and boosting cash flow generation ability

•
Our Board of Directors has decided to propose the distribution of TRY1,791 million gross cash dividends (gross DPS: TRY 0.8141), in line with the pay-out ratio stated in our dividend policy, at our upcoming Ordinary General Assembly meeting to be held on 25 May 2017. The dividend payments proposed will be made in three equal instalments on 15 June 2017, 15 September 2017 and 15 December 2017. Please note that the dividend distribution is subject to the approval of the General Assembly.

FINANCIAL HIGHLIGHTS

TRY million	Q116	Q416	Q117	y/y %	q/q %
Revenue	3,225	4,044	4,053	25.6%	0.2%
Turkcell Turkey	2,928	3,576	3,563	21.7%	(0.4%)
EBITDA[1]	1,002	1,371	1,400	39.8%	2.1%
Turkcell Turkey	916	1,227	1,269	38.5%	3.5%
EBITDA Margin	31.1%	33.9%	34.5%	3.4pp	0.6pp
Net Income	563	351	459	(18.5%)	30.8%

(1) EBITDA is a non-GAAP financial measure. See page 13 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

For further details, please refer to our consolidated financial statements and notes as at and for March 31, 2017 which can be accessed via our web site in the investor relations section (www.turkcell.com.tr).

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First Quarter 2017 Results

COMMENTS BY KAAN TERZIOGLU, CEO

Turkcell’s recipe for high growth: digital services
We are pleased to share the steps we have taken towards our goal of digital transformation set in 2015. Over the past two years, we have transitioned from selling minutes and GB’s to selling processed data. We have evolved into a digital services company, creating our own technologies and offering our digital services globally, while maintaining our leading position in the telecommunication sector. This quarter we have continued to see the positive results of our efforts, having beaten our previous records at both the top-line and EBITDA1 levels. In-line with our plans, our digital products and services became our recipe for high growth.

As of the first quarter, 18% of Turkcell Turkey revenues is now generated by digital services. The number of services developed in-house has reached 98, while the total downloads of our digital services have exceeded 53 million. Consumer interest in our services continued to grow, supported by the impact of 4.5G, which completed its first year. Our BiP application downloads have reached 13 million in 192 countries. Of these, 1.4 million were abroad. In Anatolia it is now used by 1 in 3 of our customers. Our Fizy application has overtaken its leading global competitor in Turkey, doubling its customer size. TV viewing duration with Turkcell TV+ has increased to 40 minutes from 7 minutes per user per day since its launch. The documents stored in Lifebox have surpassed 700 million, as this app’s downloads have exceeded 4 million, 45 thousand of which were outside of Turkey. Introducing Turkey to digital publishing, Dergilik has gained notable recognition. This digital publishing service has continued to enable our customers to access the most popular magazines on their mobile devices. Dergilik has seen 2.2 million magazine downloads within the first three months of its launch, setting a new readership record for digital publishing. And with the latest 13 additions, the total number of publications on the platform has reached 300.

4.5G fuels solid growth of data and digital services
At the beginning of April, we concluded Turkey’s first year with 4.5G. Over the past year, Turkcell’s 4.5G investments have resulted in 83% population coverage across all 81 cities of Turkey, with around 26 million subscribers. Boosted by 4.5G users, data consumption of which reached 5.1GB in March 2017, per capita data consumption of all users has increased 69% year-on-year to 3GB.  Our smartphone penetration in Turkey has continued to gain traction, reaching 68% at the end of the first quarter, while the share of 4.5G compatible smartphones has reached 57%. On the back of our investments and growing customer demand, our data and digital service revenues posted 94% year-on-year growth.

In the first year of 4.5G, Turkcell enabled a video call via base stations domestically produced in Turkey as a part of the ULAK project. At this event, we staged a video call between our two domestic base stations located in Istanbul and Erzincan with our instant messaging application BiP, to celebrate 4.5G’s first anniversary. This video call marks not only a first for the telecommunications industry in our home country, but also signifies that our efforts in the past two years have come to fruition.

The highest growth rate of the past decade
We have maintained our strong growth trend in the first quarter, where both Turkcell Group and Turkcell Turkey posted the strongest yearly growth figures of the past decade for both revenues and EBITDA.

In the first quarter, Turkcell Group has reached 4.1 billion TL of revenues and 1.4 billion TL of EBITDA on annual growth rates of 25.6% and 39.8% respectively. The EBITDA margin of 34.5% was the highest first quarter margin since 2009. Group net income was recorded as 459 million TL. Turkcell Turkey growth including financial services revenues reached 25.4%.

These financial results have been made possible with our strong operational performance. Our customer base reached 50.4 million, 35.8 million of which are in Turkey. We have seen 496 thousand total net additions in Turkey with a balanced portfolio growth. Our mobile segment customers reached 33.4 million with an increase of 351 thousand subscribers while postpaid subscribers increased by 298 thousand on a quarterly basis, representing 53% of our customer base. In the fixed segment, our fiber and ADSL customers rose by

4

First Quarter 2017 Results

42 thousand and 62 thousand, respectively on a quarterly basis, while our total fixed customers reached around 2 million. IPTV customer base increased to 402 thousand on 42 thousand quarterly net additions.

Based on our convergence strategy, the share of multi-play customers in mobile segment using voice, data and digital services was at 42%2, while on the fixed side the share of customers using data services with TV has reached 39%3.

Thanks to higher data and digital services revenues from postpaid subscribers, mobile blended ARPU (excluding M2M) increased to TRY30.5 on 17.3% annual growth, while fixed residential ARPU reached TRY53.1 with 5.6% growth.

Leading innovation and social responsibility
While Turkey has passed the first year mark of its transition to 4.5G, Turkcell intensified its efforts towards developing 5G technologies. Over the past two years, we forged strategic collaborations with leading national and international technology companies and universities to develop 5G technologies. Recently, we have announced our cooperation with ZTE, in addition to our existing relations with Huawei and Ericsson.

We have received two awards at the GSMA World Mobile Congress, held in Barcelona, in recognition of our focus on using technology for the greater good of humanity. Our overall services for the Syrian refugee community in Turkey brought us GSMA’s biggest recognition in the form of “Outstanding Contribution to the Mobile Industry” award, which were proud to share with four other companies working for refugees. Additionally, we have also won a second award for best use of our mobile technology in humanitarian and emergency situations with our “Merhaba Umut” (“Hello Hope”) project that helps Syrian refugees overcoming the language barrier in their daily lives in Turkey.

Furthermore, we have carried our “Technology for Humanity” focus to the Center for the Fourth Industrial Revolution founded by the World Economic Forum in San Francisco. In a speech we delivered at the first session of the inaugural roundtable of the Center, we invited the representatives of the World’s leading technology companies to leverage technology for a better future for humanity.

Financell raises the Fintech game
We continued to expand our product and service range in the Fintech field, where finance and technology meet. We are leveraging our customer relationships established through telecommunication services in our move to the financial services arena. Accordingly, as well as providing financing options that meet our customers’ technology needs via Financell, we also offer distinctive payment solutions via Paycell. We will also be introducing our customers to our new generation payment card, Paycell Card, once we receive regulatory approval. Within three years of its launch, we aim to have 10 million Paycell card users.

Our consumer finance company, which had initiated its operations in 2016, had quickly taken giant steps, and will continue to create funds utilizing capital markets instruments. Within this framework, Financell has achieved a first in Turkey by participating in the issuing of an asset-backed security in the non-banking sector. This notably contributed to our Group’s focus on balance sheet efficiency.

Last but not the least, our Board has decided to propose 1,791 million TL gross cash dividends to the approval of our upcoming General Assembly meeting to be held on 25 May 2017. This figure is perfectly in line with the pay-out ratio stated in our dividend policy. Please also note that the dividend distribution will be subject to the approval of the General Assembly.

We have made a strong start to 2017, and we progress in line with our 2017 targets. We thank all our colleagues and stakeholders for the role they have played in our success, along with our investors and our Board of Directors for their unyielding trust and support. We also express our gratitude to our customers and business partners who have been with us throughout our success story.

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First Quarter 2017 Results

(1) EBITDA is a non-GAAP financial measure. See page 13 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.
(2) Share among mobile voice users excluding subscribers who have not used their lines in the last 3 months
(3) Multiplay customers with TV: Internet + TV users & internet + TV + voice users

FINANCIAL AND OPERATIONAL REVIEW

Financial Review of Turkcell Group

Profit & Loss Statement (million TRY)	Q116	Q416	Q117	y/y %	q/q %
Revenue	3,225.4	4,043.6	4,052.6	25.6%	0.2%
Cost of revenue[1]	(2,018.8)	(2,608.3)	(2,616.6)	29.6%	0.3%
Cost of revenue1/Revenue	(62.6%)	(64.5%)	(64.6%)	(2.0pp)	(0.1pp)
Depreciation and amortization	(454.8)	(604.3)	(628.4)	38.2%	4.0%
Gross Margin	37.4%	35.5%	35.4%	(2.0pp)	(0.1pp)
Administrative expenses	(178.7)	(190.0)	(199.8)	11.8%	5.2%
Administrative expenses/Revenue	(5.5%)	(4.7%)	(4.9%)	0.6pp	(0.2pp)
Selling and marketing expenses	(481.2)	(478.5)	(464.6)	(3.4%)	(2.9%)
Selling and marketing expenses/Revenue	(14.9%)	(11.8%)	(11.5%)	3.4pp	0.3pp
EBITDA[2]	1,001.5	1,371.1	1,399.9	39.8%	2.1%
EBITDA Margin	31.1%	33.9%	34.5%	3.4pp	0.6pp
EBIT[3]	546.7	766.8	771.5	41.1%	0.6%
Net finance costs	166.2	(198.3)	(146.6)	(188.2%)	(26.1%)
Finance costs	(55.0)	(692.2)	(348.1)	532.9%	(49.7%)
Finance income	221.2	493.9	201.5	(8.9%)	(59.2%)
Other income / (expense)	(11.1)	(44.4)	3.7	n.m	n.m
Non-controlling interests	(10.9)	(17.7)	(12.8)	17.4%	(27.7%)
Income tax expense	(143.4)	(111.3)	(157.2)	9.6%	41.2%
Discontinued operations	15.2	(44.4)	-	n.m	n.m
Net Income	562.7	350.7	458.6	(18.5%)	30.8%

(1) Including depreciation and amortization expenses.
(2) EBITDA is a non-GAAP financial measure. See page 13 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.
(3) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

Revenue of the Group rose by 25.6% year-on-year in Q117. This growth came mainly from the strong ARPU performance of Turkcell Turkey, driven by solid data and digital services growth.

Turkcell Turkey revenues, at 88% of Group revenues, rose by 21.7% to TRY3,563 million (TRY2,928 million).

-	Mobile data revenues grew by 88.5% to TRY1,438 million (TRY763 million) driven mainly by the rise in smartphone penetration, increased data users and higher data consumption.

-	Fixed data revenues rose by 31.8% to TRY317 million (TRY240 million) on increased users and consumption.

-
Digital services revenues rose by 179.7% to TRY631 million (TRY226 million). This growth comes mainly from Turkcell TV+, our digital publishing service Dergilik, music platform fizy, personal cloud service lifebox and other mobile services.

-	Overall data and digital services revenues, constituting 67% of Turkcell Turkey revenues, grew by 94.2% to TRY2,386 million (TRY1,229 million).

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First Quarter 2017 Results

-	Wholesale revenues grew by 34.7% to TRY108 million (TRY81 million) positively impacted by the increase in carrier traffic and depreciation of the Turkish Lira.

-
We reported revenues of TRY65 million originating from our Universal Service Project, which is aimed at building and operating infrastructure in unserved rural areas. Contractually, this project is financed by Universal Service fund on a net cost basis.

Turkcell International revenues, comprising 6% of Group revenues, grew by 26.0% to TRY248 million (TRY197 million), driven mainly by the increase in lifecell and BeST revenues.

Other subsidiaries’ revenues, constituting 6% of Group revenues, which includes information and entertainment services, call center revenues and revenues from financial services rose by 139.5% to TRY242 million (TRY101 million). This was driven by growth in the consumer finance company’s revenues, which reached TRY116 million (TRY2 million) in Q117.

Cost of revenue rose to 64.6% (62.6%) as a percentage of revenues in Q117. This was mainly due to the rise in depreciation and amortization expenses (1.4pp) reflecting the 4.5G investments, consumer finance company funding costs (1.4pp), GSM related equipment costs (1.5pp) and other cost items (1.5pp), despite the fall in radio expenses (1.6pp), the treasury share (1.2pp) and interconnect costs (1.0pp).

Administrative expenses declined to 4.9% (5.5%) as a percentage of revenues in Q117.

Selling and marketing expenses fell to 11.5% (14.9%) as a percentage of revenues in Q117, driven by the decline in marketing expenses (1.5pp), prepaid subscriber frequency usage fees (0.9pp), selling expenses (0.4pp) and other cost items (0.6pp).

EBITDA1 grew by 39.8% year-on-year in Q117 with a 3.4pp improvement in EBITDA margin to 34.5% (31.1%). Cost of revenue (excluding depreciation and amortization) rose by 0.6pp, while administrative expenses and selling and marketing expenses declined by 0.6pp and 3.4pp, respectively.

-
Turkcell Turkey’s EBITDA grew by 38.5% to TRY1,269 million (TRY916 million), while the EBITDA margin improved 4.3pp to 35.6% (31.3%). Net of Universal Service project, Turkcell Turkey EBITDA margin would have been 35.9%.

-	Turkcell International EBITDA rose by 12.7% to TRY60 million (TRY54 million), while the EBITDA margin was at 24.3% (27.2%).

-	The EBITDA of other subsidiaries rose by 120.9% to TRY70 million (TRY32 million) with the increasing contribution of our consumer finance company.

Net finance costs of TRY147 million (net finance income of TRY166 million) were recorded in Q117. This was mainly due to higher translation losses recorded in Q117. Increased interest expense in relation to loans also led to this outcome. Please see Appendix A for translation loss details.

Income tax expense increased 9.6% year-on-year in Q117. Please see Appendix A for details.

Net income of the Group declined to TRY459 million (TRY563 million) year-on-year in Q117. This was mainly due to higher translation losses recorded in the quarter, higher interest expense on loans, and an increased depreciation and amortization expense due to the 4.5G investments.

Turkcell Turkey’s net income declined to TRY454 million (TRY536 million) in Q117, mainly due to the reasons explained above with respect to the decline in Group net income.

Total cash & debt: Consolidated cash as of March 31, 2017 rose to TRY6,451 million from TRY6,052 million as of December 31, 2016. TRY3,512 million (US$965 million) of consolidated cash was denominated in US$, TRY969 million (EUR248 million) in EUR and TRY1,969 million in TRY and other local currencies.

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First Quarter 2017 Results

Consolidated debt as of March 31, 2017 rose to TRY10,730 million from TRY9,781 million as of December 31, 2016. This was mainly due to the increased debt portfolio of our consumer finance company. Meanwhile, the translation increase in the FX denominated debt portfolio of Turkcell Turkey, due to depreciation of the TRY against the US$ and EUR, also led to a rise in our total consolidated debt.

(1) EBITDA is a non-GAAP financial measure. See page 13 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

•	Turkcell Turkey’s debt was TRY7,802 million, of which TRY3,663 million (US$1,007 million) was denominated in US$, TRY3,744 million (EUR958 million) in EUR and the remaining TRY395 million in TRY.

•	The debt balance of lifecell was TRY481 million, denominated in UAH.

•	Our consumer finance company had a debt balance of TRY2,442 million, of which TRY183 million (US$50million) was denominated in US$, TRY98 million (EUR25 million) was denominated in EUR.

TRY5,871 million of our consolidated debt is set at a floating rate, while TRY3,322 million will mature within less than a year. (Please note that the figures in parentheses refer to US$ or EUR equivalents).

Net debt as of March 31, 2017 increased to TRY4,280 million from TRY3,729 million as of December 31, 2016.

In accordance with our hedging policy, in January we engaged in cross currency swap transactions for US$43 million and EUR20 million of our consumer finance company’s outstanding debt portfolio. With these transactions a EUR20 million loan with 2 year maturity and EURIBOR + 120 bps annual interest rate and two tranches of loans in total of US$43 million with 2 year maturity and LIBOR + 125 bps annual interest rate have been swapped to a fixed rate TRY denominated liability. Turkcell Group’s short position was at US$91 million as at the end of Q117 (Please note that this figure takes into account advance payments and the impact of hedging, and assumes utilizing the option of paying the last installment of the 4.5G license in TRY).

Cash flow analysis: Capital expenditures, including non-operational items amounted to TRY571.4 million in Q117. The cash flow item noted as “other” included prepaid subscriber frequency usage fee payment (TRY309 million), the negative impact of the decline in trade payables (TRY698 million) and increase in trade receivables (TRY277 million), and the positive impact of other items mainly relating to other working capital (TRY293 million).

In Q117, operational capital expenditures (excluding license fees) of the Group were at 13.2% of total revenues.

Consolidated Cash Flow (million TRY)	Q116	Q416	Q117
EBITDA[1]	1,001.5	1,371.1	1,399.9
LESS:
Capex and License	(738.4)	(1,133.5)	(571.4)
Turkcell Turkey	(675.4)	(980.7)	(533.4)
Turkcell International[2]	(61.7)	(149.7)	(35.0)
Other Subsidiaries[2]	(1.3)	(3.1)	(3.0)
Net interest Income/ (expense)	171.5	324.1	10.9
Other	(685.8)	(939.6)	(991.1)
Net Change in Debt	(145.2)	784.0	549.9
Cash generated	(396.4)	406.1	398.2
Cash balance	2,522.4	6,052.4	6,450.5

(1) EBITDA is a non-GAAP financial measure. See page 13 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.
(2) The impact from the movement of reporting currency (TRY) against local currencies of subsidiaries in other countries is included in these lines.

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First Quarter 2017 Results

Operational Review of Turkcell Turkey
Summary of Operational data	Q116	Q416	Q117	y/y %	q/q %
Number of subscribers	35.2	35.3	35.8	1.7%	1.4%
Mobile Postpaid (million)	16.7	17.4	17.7	6.0%	1.7%
Mobile M2M (million)	2.0	2.1	2.1	5.0%	-
Mobile Prepaid (million)	16.6	15.7	15.7	(5.4%)	-
Fiber (thousand)	935.4	1,043.9	1,085.5	16.0%	4.0%
ADSL (thousand)	646.2	818.0	879.6	36.1%	7.5%
IPTV (thousand)	268.1	359.7	402.0	49.9%	11.8%
Churn (%)
Mobile Churn (%)[1]	7.5%	5.6%	5.0%	(2.5pp)	(0.6pp)
Fixed churn (%)	5.0%	5.3%	5.2%	0.2pp	(0.1pp)
ARPU (Average Monthly Revenue per User) (TRY)
Mobile ARPU, blended	24.7	29.2	28.8	16.6%	(1.4%)
Mobile ARPU, blended (excluding M2M)	26.0	30.9	30.5	17.3%	(1.3%)
Postpaid	37.3	41.6	41.7	11.8%	0.2%
Postpaid (excluding M2M)	41.7	46.8	47.0	12.7%	0.4%
Prepaid	12.4	15.6	14.3	15.3%	(8.3%)
Fixed Residential ARPU, blended (TRY)	50.3	51.1	53.1	5.6%	3.9%
Average mobile data usage per user (GB/user)	1.8	2.8	3.0	69.3%	8.8%
Mobile MOU (Avg. Monthly Minutes of usage per subs) blended	298.1	331.3	323.7	8.6%	(2.3%)

(1) In Q117, our churn policy was revised to extend from 9 months to 12 months (the period at the end of which we disconnect prepaid subscribers who have not topped up above TRY10.) Additionally, under our revised policy, prepaid customers who last topped up before March will be disconnected at the latest by year-end. Please note that figures for prior periods have not been restated to reflect this change in churn policy.  The net mobile subscriber addition figures and mobile churn rate for Q117 disclosed in this document have been positively impacted by this change.

On the mobile front, our customer base expanded by 351 thousand quarterly net additions, reaching 33.4 million in total. This was mainly driven by 298 thousand quarterly net additions to postpaid customers, reaching 52.9% (50.1%) of our total mobile customer base. Meanwhile, we registered 53 thousand quarterly net additions to our prepaid customers.

Our fixed customer base has continued to grow reaching 2 million customers on 103 thousand quarterly net additions, of which 42 thousand were fiber and 62 thousand were ADSL customers. IPTV customers reached 402 thousand on 42 thousand quarterly. Total TV users including OTT TV only customers reached 1.3 million doubling year-on-year. As of April, Turkcell TV+ mobile application has been downloaded 2.9 million times.

Mobile churn declined 2.5pp in Q117 year-on-year with our value focused customer strategy, and our offerings that meet our customer needs. On the fixed side, the churn rate was at 5.2% (5.0%) in Q117.

Mobile ARPU rose to TRY28.8 registering record high year-on-year growth of 16.6% in Q117. Mobile ARPU growth was mainly driven by our upsell efforts, a favorable change in customer mix and increased data and digital services usage enabled by our 4.5G network. Higher triple play ratio of 42%1, which includes customers of voice, data and digital services combined, positively impacted the ARPU rise as well.

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First Quarter 2017 Results

Fixed residential ARPU rose 5.6% in Q117 with the increase in multiplay customers with TV2 to 39% of total residential fiber customers, along with upsell efforts.

Strong demand for our mobile data offerings continued in Q117 as average mobile data usage per user rose by 69.3% year-on-year. Average mobile data usage of 4.5G users was at 5.1GB in March 2017.

Mobile MoU rose 8.6% year-on-year in line with our value focused customer strategy.

Smartphones on our network reached 20.5 million with 1.3 million quarterly net additions leading to a penetration of 68%. 4.5G enabled smartphones reached 57% of the total.

(1) Share among mobile voice users excluding subscribers who have not used their lines in the last 3 months
(2) Multiplay customers with TV: Internet + TV users & internet + TV + voice users

TURKCELL INTERNATIONAL

lifecell* Financial Data	Q116	Q416	Q117	y/y%	q/q %
Revenue (million UAH)	1,132.6	1,313.7	1,180.2	4.2%	(10.2%)
EBITDA (million UAH)	356.1	362.8	319.7	(10.2%)	(11.9%)
EBITDA margin	31.4%	27.6%	27.1%	(4.3pp)	(0.5pp)
Net income / (loss) (million UAH)	(67.6)	(62.5)	(137.9)	104.0%	120.6%
Capex (million UAH)	456.9	847.0	237.6	(48.0%)	(71.9%)
Revenue (million TRY)	128.5	165.6	159.7	24.3%	(3.6%)
EBITDA (million TRY)	40.4	45.8	43.2	6.9%	(5.7%)
EBITDA margin	31.4%	27.6%	27.1%	(4.3pp)	(0.5pp)
Net income / (loss) (million TRY)	(8.4)	(7.9)	(18.7)	122.6%	136.7%

(*) Since July 10, 2015, we hold a 100% stake in lifecell.

lifecell revenues rose by 4.2% year-on-year in Q117 in local currency terms. This was mainly driven by the growth in mobile data revenues on the back of increased data users and consumption on 3G+ network. lifecell reported 10.2% year-on-year decline in EBITDA in local currency terms which resulted in an EBITDA margin of 27.1% (31.4%). This was mainly due to increased operational leasing expense post tower related sale and leaseback transactions. Excluding the tower leasing expenses, lifecell’s EBITDA margin would have been 30.1% in Q117.

lifecell’s revenues in TRY terms grew by 24.3%, while EBITDA rose by 6.9% year-on-year in Q117.

lifecell*	Q116	Q416	Q117	y/y%	q/q %
Number of subscribers (million)[1]	13.3	12.4	12.3	(7.5%)	(0.8%)
Active (3 months)[2]	10.4	9.2	8.9	(14.4%)	(3.3%)
MOU (minutes) (12 months)	141.4	141.3	127.2	(10.0%)	(10.0%)
ARPU (Average Monthly Revenue per User), blended (UAH)	28.2	35.2	31.9	13.1%	(9.4%)
Active (3 months) (UAH)	36.1	46.0	43.3	19.9%	(5.9%)

(1) We may occasionally offer campaigns and tariff schemes that have an active subscriber life differing from the one that we normally use to deactivate subscribers and calculate churn.
(2) Active subscribers are those who in the past three months made a revenue generating activity.
(*) Since July 10, 2015, we hold a 100% stake in lifecell.

lifecell, continuing its 3G+ network rollout, maintained its leadership in geographical coverage in Ukraine. Demand for 3G+ services continued to increase as the number of three-month active 3G data users reached 3.4 million. This positively impacted the total data traffic supported by the solid growth in data consumption per user, which more than doubled in Q117 on a year-on-year basis.  Meanwhile, lifecell continued its leader position in the market in terms of smartphone penetration which has reached 60% as at the end of Q117.

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First Quarter 2017 Results

lifecell’s three-month active subscriber base declined to 8.9 million, mainly due to the declining multiple SIM card usage trend in the country. Blended ARPU (3-month active) rose by 19.9% year-on-year in Q117 chiefly with rising mobile data consumption, price increases and an increased number of customers with higher ARPU tariffs.

BeST*	Q116	Q416	Q117	y/y%	q/q %
Number of subscribers (million)	1.6	1.6	1.6	-	-
Active (3 months)	1.1	1.2	1.3	18.2%	8.3%
Revenue (million BYN)	23.1	26.5	24.0	3.9%	(9.4%)
EBITDA (million BYN)	0.4	1.6	(1.3)	(425.0%)	(181.3%)
EBITDA margin	1.7%	6.1%	(5.3%)	(7.0pp)	(11.4pp)
Net loss (million BYN)	(9.7)	(9.9)	(13.3)	37.1%	34.3%
Capex (million BYN)	3.4	3.3	3.0	(11.8%)	(9.1%)
Revenue (million TRY)	32.8	44.5	46.0	40.2%	3.4%
EBITDA (million TRY)	0.5	2.8	(2.4)	(580.0%)	(185.7%)
EBITDA margin	1.7%	6.2%	(5.2%)	(6.9pp)	(11.4pp)
Net loss (million TRY)	(13.7)	(16.5)	(25.6)	86.9%	55.2%
Capex (million TRY)	4.8	7.8	5.8	20.8%	(25.6%)

(*)BeST, in which we hold an 80% stake, has operated in Belarus since July 2008.

BeST revenues grew by 3.9% year-on-year in Q117 in local currency terms, driven mainly by increased voice revenues. BeST registered an EBITDA decline which led to a negative EBITDA margin due to one-off impacts mainly related to the inventory write-off. Excluding these one-off impacts, revenues would have risen by 11.7%, while the EBITDA margin would have been 7.5%.

BeST’s revenues in TRY terms rose by 40.2% year-on-year in Q117. Excluding the one-off impacts, revenue growth would have been 50.6% in TRY terms.

BeST continued to offer 4G services to its customers in Minsk city centre in partnership with beCloud. In Q117, 4G services have been included in all data package offerings. BeST expanded its coverage to include two additional regions of Belarus; Vitebsk and Grodno at the end of Q117. Furthermore, in accordance with Turkcell’s global digital services strategy, BeST introduced its mobile TV platform, continued high momentum in BIP downloads and active users and launched its gaming platform during the period.

Kuzey Kıbrıs Turkcell (million TRY)*	Q116	Q416	Q117	y/y%	q/q%
Number of subscribers (million)	0.5	0.5	0.5	-	-
Revenue	32.4	35.7	36.2	11.7%	1.4%
EBITDA	11.3	12.3	13.0	15.0%	5.7%
EBITDA margin	34.8%	34.4%	36.0%	1.2pp	1.6pp
Net income	6.1	3.6	7.6	24.6%	111.1%
Capex	2.8	11.4	3.6	28.6%	(68.4%)

(*) Kuzey Kıbrıs Turkcell, in which we hold a 100% stake, has operated in Northern Cyprus since 1999.

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First Quarter 2017 Results

Kuzey Kıbrıs Turkcell revenues grew by 11.7% year-on-year in Q117, reflecting mobile data growth on the back of increased data consumption. EBITDA rose by 15.0% leading to an EBITDA margin of 36.0% (34.8%).

Fintur has operations in Azerbaijan, Kazakhstan, Moldova and Georgia, and we hold a 41.45% stake in the company. In accordance with our strategic approach and IFRS requirements, Fintur is classified as ‘held for sale’ and reported as discontinued operations as of October 2016*.

(*)For further details, please refer to our consolidated financial statements and notes as at and for March 31, 2017 which can be accessed via our web site in the investor relations section (www.turkcell.com.tr).

Turkcell Group Subscribers
Turkcell Group subscribers amounted to approximately 50.4 million as of March 31, 2017. This figure is calculated by taking the number of subscribers of Turkcell Turkey and each of our subsidiaries. It includes the total number of mobile, fiber, ADSL and IPTV subscribers of Turkcell Turkey, and the mobile subscribers of lifecell and BeST, as well as those of Kuzey Kıbrıs Turkcell and Turkcell Europe.

Turkcell Group Subscribers	Q116	Q416	Q117	y/y %	q/q %
Mobile Postpaid (million)	16.7	17.4	17.7	6.0%	1.7%
Mobile Prepaid (million)	16.6	15.7	15.7	(5.4%)	-
Fiber (thousand)	935.4	1,043.9	1,085.5	16.0%	4.0%
ADSL (thousand)	646.2	818.0	879.6	36.1%	7.5%
IPTV (thousand)	268.1	359.7	402.0	49.9%	11.8%
Turkcell Turkey subscribers (million)[1]	35.2	35.3	35.8	1.7%	1.4%
Ukraine	13.3	12.4	12.3	(7.5%)	(0.8%)
Belarus	1.6	1.6	1.6	-	-
Kuzey Kıbrıs Turkcell	0.5	0.5	0.5	-	-
Turkcell Europe[2]	0.3	0.3	0.3	-	-
Turkcell Group Subscribers (million)	50.8	50.1	50.4	(0.8%)	0.6%

(1) Subscribers to more than one service are counted separately for each service.
(2) The “wholesale traffic purchase” agreement, signed between Turkcell Europe GmbH operating in Germany and Deutsche Telekom for five years in 2010, had been modified to reflect the shift in business model to a “marketing partnership”. The new agreement between Turkcell and a subsidiary of Deutsche Telekom was signed on August 27, 2014. The transfer of Turkcell Europe operations to Deutsche Telekom’s subsidiary was completed on January 15, 2015. Subscribers are still included in the Turkcell Group Subscriber figure.

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates used in our financial reporting, along with certain macroeconomic indicators, are set out below.

	Quarter
	Q116	Q416	Q117	y/y%	q/q%
GDP Growth (Turkey)	4.5%	3.5%	n.a	n.a	n.a
Consumer Price Index (Turkey)	1.8%	3.6%	4.3%	2.5pp	0.7pp
US$ / TRY rate
Closing Rate	2.8334	3.5192	3.6386	28.4%	3.4%
Average Rate	2.9202	3.2591	3.6665	25.6%	12.5%
EUR / TRY rate
Closing Rate	3.2081	3.7099	3.9083	21.8%	5.3%
Average Rate	3.2172	3.5147	3.9012	21.3%	11.0%
US$ / UAH rate
Closing Rate	26.22	27.19	26.98	2.9%	(0.8%)
Average Rate	25.77	25.88	27.09	5.1%	4.7%
US$ / BYN rate*
Closing Rate	2.0133	1.9585	1.8720	(7.0%)	(4.4%)
Average Rate	2.0552	1.9403	1.9109	(7.0%)	(1.5%)

* The official currency of the Republic of Belarus has been redenominated on July 1, 2016. As a result, BYR10,000 has become BYN1 starting from 1 July 2016. Prior periods have been adjusted accordingly for presentation purposes.

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First Quarter 2017 Results

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS: We believe Adjusted EBITDA, among other measures, facilitates performance comparisons from period to period and management decision making. It also facilitates performance comparisons from company to company. Adjusted EBITDA as a performance measure eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact of changes in effective tax rates on periods or companies) and the age and book depreciation of tangible assets (affecting relative depreciation expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating the performance of other mobile operators in the telecommunications industry in Europe, many of which present Adjusted EBITDA when reporting their results.
Our Adjusted EBITDA definition includes Revenue, Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses and Administrative expenses, but excludes translation gain/(loss), finance income, finance expense, share of profit of equity accounted investees, gain on sale of investments, minority interest and other income/(expense).
Nevertheless, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of, our results of operations, as reported under IFRS. The following table provides a reconciliation of Adjusted EBITDA, as calculated using financial data prepared in accordance with IFRS as issued by the IASB, to net profit, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS as issued by the IASB.

Turkcell Group (million TRY)	Q116	Q416	Q117	y/y %	q/q %
Adjusted EBITDA	1,001.5	1,371.1	1,399.9	39.8%	2.1%
Finance income	221.2	493.9	201.5	(8.9%)	(59.2%)
Finance costs	(55.0)	(692.2)	(348.1)	532.9%	(49.7%)
Other income / (expense)	(11.1)	(44.4)	3.7	n.m	n.m
Depreciation and amortization	(454.8)	(604.3)	(628.4)	38.2%	4.0%
Consolidated profit from continued operations before income tax & minority interest	701.8	524.1	628.6	(10.4%)	19.9%
Income tax expense	(143.4)	(111.3)	(157.2)	9.6%	41.2%
Consolidated profit from continued operations before minority interest	558.4	412.8	471.4	(15.6%)	14.2%
Discontinued operations	15.2	(44.4)	-	n.m	n.m
Consolidated profit before minority interest	573.6	368.4	471.4	(17.8%)	28.0%

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First Quarter 2017 Results

NOTICE: This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. This includes, in particular, our targets for revenue, EBITDA and capex in 2017 and for the medium term 2017 to 2019. More generally, all statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding the launch and goals of our payment card business, our operations, financial position and business strategy may constitute forward-looking statements.  In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, “will,” “expect,” “intend,” “estimate,” “believe”, “continue” and “guidance”.

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct.  All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2016 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein. We undertake no duty to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

The Company makes no representation as to the accuracy or completeness of the information contained in this press release, which remains subject to verification, completion and change. No responsibility or liability is or will be accepted by the Company or any of its subsidiaries, board members, officers, employees or agents as to or in relation to the accuracy or completeness of the information contained in this press release or any other written or oral information made available to any interested party or its advisers.

ABOUT TURKCELL: Turkcell is a converged telecommunication and technology services provider, founded and headquartered in Turkey. It serves its customers with voice, data, TV and value-added consumer and enterprise services on mobile and fixed networks. Turkcell launched LTE services in its home country on April 1st, 2016, employing LTE-Advanced and 3 carrier aggregation technologies in 81 cities.  In 2G and 3G, Turkcell’s population coverage is at 99.63% and 96.21%, respectively, as of March 2017. It offers up to 1 Gbps fiber internet speed with its FTTH services. Turkcell Group companies operate in 9 countries – Turkey, Ukraine, Belarus, Northern Cyprus, Germany, Azerbaijan, Kazakhstan, Georgia, Moldova – as of March 31, 2017. Turkcell Group reported a TRY4.1 billion revenue in Q117 with total assets of TRY33.0 billion as of March 31, 2017. It has been listed on the NYSE and the BIST since July 2000, and is the only NYSE-listed company in Turkey. Read more at www.turkcell.com.tr

For further information please contact Turkcell

Investor Relations Tel: + 90 212 313 1888 investor.relations@turkcell.com.tr	Corporate Communications: Tel: + 90 212 313 2321 Turkcell-Kurumsal-Iletisim@turkcell.com.tr

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First Quarter 2017 Results

This press release can also be viewed using the Turkcell Investor Relation app, which can be downloaded here for iOS, and here for Android mobile devices.

Appendix A – Tables

Table: Translation gain and loss details

Million TRY	Q116	Q416	Q117	y/y %	q/q %
Turkcell Turkey	(6.9)	(499.1)	(154.8)	n.m	(69.0%)
Turkcell International	3.2	(29.6)	(6.9)	(315.6%)	(76.7%)
Other subsidiaries	(1.6)	6.3	4.2	(362.5%)	(33.3%)
Turkcell Group	(5.3)	(522.4)	(157.5)	n.m	(69.9%)

Table: Income tax expense details

Million TRY	Q116	Q416	Q117	y/y %	q/q %
Current Tax expense	(113.6)	(12.4)	(96.1)	(15.4%)	675.0%
Deferred Tax expense	(29.8)	(98.9)	(61.1)	105.0%	(38.2%)
Income Tax expense	(143.4)	(111.3)	(157.2)	9.6%	41.2%

15

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
As at 31 March 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

	Note	31 March 2017	31 December 2016
Assets
Property, plant and equipment	8	8,289,157	8,195,705
Intangible assets	9	8,183,911	8,235,989
Investment properties		3,047	46,270
Other non-current assets		509,822	575,234
Trade receivables		190,747	235,393
Receivables from financial services		1,034,025	909,466
Deferred tax assets		24,102	51,255
Total non-current assets		18,234,811	18,249,312

Inventories		142,315	131,973
Due from related parties		6,561	5,861
Trade receivables and accrued income		2,983,340	3,289,904
Receivables from financial services		1,986,276	1,486,906
Other current assets		1,439,440	770,135
Derivative financial instruments		454,547	390,958
Cash and cash equivalents		6,450,516	6,052,352
Subtotal		13,462,995	12,128,089
Assets classified as held for sale	10	1,256,867	1,222,757

Total current assets		14,719,862	13,350,846

Total assets		32,954,673	31,600,158

Equity
Share capital		2,200,000	2,200,000
Share premium		269	269
Treasury shares (-)		(65,607)	(65,607)
Additional paid in capital		35,026	35,026
Reserves		1,141,168	1,102,896
Remeasurements of employee termination benefit		(41,786)	(41,786)
Retained earnings		13,234,662	12,780,967
Total equity attributable to owners		16,503,732	16,011,765
Non-controlling interests		32,671	56,632

Total equity		16,536,403	16,068,397

Liabilities
Borrowings	12	7,408,530	6,935,102
Employee benefit obligations		174,811	164,553
Provisions		186,800	187,541
Other non-current liabilities		467,722	427,547
Deferred tax liabilities		506,684	458,160
Total non-current liabilities		8,744,547	8,172,903

Borrowings	12	3,321,526	2,846,060
Current tax liabilities		147,914	71,638
Trade and other payables		3,922,403	4,101,991
Due to related parties		10,738	11,201
Deferred revenue		92,453	93,800
Provisions		80,026	192,442
Derivative financial instruments		98,663	41,726
Total current liabilities		7,673,723	7,358,858

Total liabilities		16,418,270	15,531,761

Total equity and liabilities		32,954,673	31,600,158

The accompanying notes on page 7 to 33 are an integral part of these condensed consolidated interim financial statements.

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT OR LOSS
For the three months ended 31 March 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

		Three months ended 31 March
	Note	2017	2016

Revenue		3,936,632	3,223,035
Cost of revenue		(2,557,854)	(2,018,426)
Gross profit from non-financial operations		1,378,778	1,204,609
Revenue from financial services		115,970	2,347
Cost of revenue from financial services		(58,783)	(344)
Gross profit from financial operations		57,187	2,003
Gross profit		1,435,965	1,206,612

Other income		34,978	6,005
Selling and marketing expenses		(464,616)	(481,248)
Administrative expenses		(199,832)	(178,672)
Other expenses		(31,290)	(17,109)
Operating profit		775,205	535,588

Finance income	6	201,494	221,247
Finance costs	6	(348,084)	(55,000)
Net finance costs		(146,590)	166,247

Profit before income tax		628,615	701,835

Income tax expense	7	(157,214)	(143,434)
Profit from continuing operations		471,401	558,401

Profit from discontinued operations		-	15,180

Profit for the period		471,401	573,581

Profit attributable to:
Owners of Turkcell Iletisim Hizmetleri AS		458,572	562,718
Non-controlling interests (*)		12,829	10,863
Profit for the year		471,401	573,581

Earnings per shares (in full TL)		0.21	0.26
Basic earnings per share for profit from continuing operations attributable to the owners of Turkcell Iletisim Hizmetleri AS (in full TL)		0.21	0.25
Basic earnings per share for profit from discontinued operations attributable to the owners of Turkcell Iletisim Hizmetleri AS (in full TL)		-	0.01
(*) Profit attributable to non-controlling interests solely derives from continuing operations.

The accompanying notes on page 7 to 33 are an integral part of these condensed consolidated interim financial statements.

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME
For the three months ended 31 March 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

	Three months ended 31 March
	2017	2016

Profit for the period	471,401	573,581

Other comprehensive income / (loss):

Items that will not be reclassified to profit or loss:
Remeasurements of employee termination benefits	-	(887)
Income tax relating to remeasurements of employee termination benefits	-	183
	-	(704)

Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations	37,279	(54,781)
Exchange differences arising from discontinued operations	34,110	(11,871)
Income tax relating to these items	(35,225)	(1,600)
	36,164	(68,252)
Other comprehensive (loss) / income for the period, net of tax	36,164	(68,956)
Total comprehensive income for the period	507,565	504,625

Total comprehensive income/ (loss) attributable to:
Owners of Turkcell Iletisim Hizmetleri AS	491,967	492,170
Non-controlling interests	15,598	12,455
Total comprehensive income for the year	507,565	504,625

Total comprehensive income/ (loss) attributable to the owners of Turkcell Iletisim Hizmetleri AS arises from:
Continuing operations	467,213	487,706
Discontinued operations	24,754	4,464
	491,967	492,170

The accompanying notes on page 7 to 33 are an integral part of these condensed consolidated interim financial statements.

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY
For the three months ended 31 March 2017
 (Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

Attributable to equity holders of the Company

	Share Capital	Treasury Shares	Additional Paid-in Capital	Share Premium	Legal Reserve (*)	Reserve for Non-Controlling Interest Put Option (*)	Remeasurements of Employee Termination Benefits	Foreign Currency Translation Reserve (*)	Retained Earnings	Total	Non-Controlling Interests	Total Equity
Balance at 1 January 2016	2,200,000	-	35,026	269	1,211,352	(489,065)	(14,320)	138,824	11,272,731	14,354,817	64,085	14,418,902
Total comprehensive income/(loss)
Profit/(loss) for the period	-	-	-	-	-	-	-	-	562,718	562,718	10,863	573,581
Other comprehensive income/(loss)

Foreign currency translation differences	-	-	-	-	-	16,163	-	(86,007)	-	(69,844)	1,592	(68,252)
Remeasurements of employee termination benefit	-	-	-	-	-	-	(704)	-	-	(704)	-	(704)
Total other comprehensive income/(loss), net of income tax	-	-	-	-	-	16,163	(704)	(86,007)	-	(70,548)	1,592	(68,956)
Total comprehensive income/(loss)	-	-	-	-	-	16,163	(704)	(86,007)	562,718	492,170	12,455	504,625
Transfer to legal reserves	-	-	-	-	1,892	-	-	-	(1,892)	-	-	-
Change in fair value of non-controlling interest	-	-	-	-	-	-	-	-	-	-	(10,526)	(10,526)
Change in reserve for non-controlling interest put option	-	-	-	-	-	(11,244)	-	-	-	(11,244)	-	(11,244)
Balance at 31 March 2016	2,200,000	-	35,026	269	1,213,244	(484,146)	(15,024)	52,817	11,833,557	14,835,743	66,014	14,901,757

Balance at 1 January 2017	2,200,000	(65,607)	35,026	269	1,195,204	(494,197)	(41,786)	401,889	12,780,967	16,011,765	56,632	16,068,397
Total comprehensive income/(loss)
Profit/(loss) for the period	-	-	-	-	-	-	-	-	458,572	458,572	12,829	471,401
Other comprehensive income/(loss)
Foreign currency translation differences	-	-	-	-	-	(21,663)	-	55,058	-	33,395	2,769	36,164
Total other comprehensive income/(loss), net of income tax	-	-	-	-	-	(21,663)	-	55,058	-	33,395	2,769	36,164
Total comprehensive income/(loss)	-	-	-	-	-	(21,663)	-	55,058	458,572	491,967	15,598	507,565
Transfer to legal reserves	-	-	-	-	4,877	-	-	-	(4,877)	-	-	-
Dividends paid	-	-	-	-	-	-	-	-	-	-	(39,559)	(39,559)
Balance at 31 March 2017	2,200,000	(65,607)	35,026	269	1,200,081	(515,860)	(41,786)	456,947	13,234,662	16,503,732	32,671	16,536,403

(*) Included in Reserves in the condensed interim consolidated statement of financial position.

The accompanying notes on page 7 to 33 are an integral part of these condensed consolidated interim financial statements.

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
For the three months ended 31 March 2017
 (Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

		Three months ended 31 March
	Note	2017	2016
Cash flows from operating activities
Profit before income tax from
Continuing operations		471,401	558,401
Discontinued operations		-	15,180
Profit before income tax including discontinued operations		471,401	573,581

Adjustments for:
Depreciation and impairment of fixed assets and investment property		365,301	289,193
Amortization of intangible assets	9	263,060	165,622
Net finance (income)		66,157	(102,358)
Fair value gains on derivative financial instruments		(39,193)	-
Income tax expense		157,214	143,434
(Gain) on sale of property, plant and equipment		(10,825)	(3,862)
Unrealized foreign exchange (loss)/ gain on operating assets		(55,637)	(148,540)
Provisions		60,236	52,941
Share of profit of equity accounted investees		-	(15,180)
Deferred revenue		27,201	(1,065)
		1,304,915	953,766

Change in trade receivables		305,393	67,788
Change in due from related parties		(482)	974
Change in receivables from financial operations		(623,929)	(269,203)
Change in inventories		(10,342)	(7,474)
Change in other current assets		(604,069)	(308,382)
Change in other non-current assets		12,831	69,039
Change in due to related parties		(569)	(1,904)
Change in trade and other payables		(176,533)	(371,529)
Change in other non-current liabilities		(3,349)	3,411
Change in employee benefits		10,258	6,872
Change in other working capital		(112,016)	(90,549)
		102,108	52,809

Interest paid		(74,971)	(10,399)
Income tax paid		(94,118)	(13,223)
Net cash generated by/ (used in) operating activities		(66,981)	29,187
Cash flows from investing activities
Acquisition of property, plant and equipment	8	(381,706)	(585,740)
Acquisition of intangible assets	9	(181,070)	(109,790)
Proceeds from sale of property, plant and equipment		12,581	12,914
Proceeds from currency option contracts		-	1,144
Change in property, plant and equipment advances		53,023	1,718
Interest received		137,059	171,683
Net cash used in investing activities		(360,113)	(508,071)

Cash flows from financing activities
Proceeds from issuance of loans and borrowings		3,354,459	117,721
Proceeds from issuance of bonds		141,362	-
Repayment of borrowings		(2,803,965)	(262,938)
Dividends paid		(39,559)	-
Decrease/(increase) in cash collateral related to loans		-	160,722
Net cash generated by/ (used in) financing activities		652,297	15,505

Net increase/ (decrease) in cash and cash equivalents		225,203	(463,379)

Cash and cash equivalents at 1 January		6,052,352	2,918,796

Effects of foreign exchange rate fluctuations on cash and cash equivalents		172,961	66,883

Cash and cash equivalents at 31 March		6,450,516	2,522,300

The accompanying notes on page 7 to 33 are an integral part of these condensed consolidated interim financial statements.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2017
 (Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

Notes to the condensed consolidated interim financial statements

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2017
 (Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company” or “Turkcell”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Maltepe Aydinevler Mahallesi Inonu Caddesi No: 20, Kucukyali Ofispark / Istanbul. The Company operates under a 25-year GSM license granted in and effective from April 1998, a 20-year 3G license granted in and effective from April 2009 and a 13-year 4.5G license granted in August 2016 and effective from April 2016. The Company’s shares are listed on Borsa Istanbul A.Ş. (“BIST”) and New York Stock Exchange (“NYSE”).

The condensed consolidated interim financial statements of the Company as at and for the three months ended 31 March 2017 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in an associate.

These condensed consolidated interim financial statements were approved for issue on 26 April 2017.

Within the scope of the Decree Law No. 683 announced on 23 January 2017, the Company has applied to pay Euro denominated 4.5G license obligation in Turkish Liras converted at the buying exchange rate announced by the Central Bank of the Republic of Turkey on 2 January 2017.

Aktif Yatırım Bankası A.S. Turkcell Asset Finance Fund, founded by Aktif Yatırım Bankası A.S. and mandated to issue asset-backed securities with a structure in which Turkcell Finansman, will be the originator, has applied to the Capital Markets Board of Turkey (“CMB”) for the issuance certificate of asset-backed securities with an amount of up to TL 100,000 within one year.

The Company and the Ministry of Transport, Maritime Affairs and Communications, Directorate General of Communications signed a contract to continue the contract to establish and operate mobile communication infrastructure and operation in uncovered areas, (Phase 1) until 31 December 2018 and to add mobile broadband services to the existing infrastructure providing GSM services under Universal Service Law and to operate the new and existing networks together. Mobile broadband services will be added to the existing infrastructure established in accordance with Phase 1 in 1,799 rural locations. The new and the existing infrastructure will be operated together.

The Group transferred its building located in Istanbul, Tepebası from investment property to property, plant and equipment asset since it is not held to earn rental income or for capital appreciation in 2017. The carrying amount of the building is TL 42,228 as at 31 March 2017 (Note 8).

The sale process of Turkcell Finansman’s 179-day debt securities with a nominal amount of TL 150,000, maturity date of 25 August 2017 and an annual simple interest of 11.8% to qualified investors within Turkey, without public placement was completed on 27 February 2017 (Note 12).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2017
 (Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

2.	Basis of preparation

These condensed consolidated interim financial statements for the three months ended 31 March 2017 have been prepared in accordance with IAS 34 Interim Financial Reporting.

These condensed consolidated interim financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these financial statements are to be read in conjunction with the annual financial statements for the year ended 31 December 2016 and any public announcements made by the Company during the interim reporting period.

The accounting policies, presentation and methods of computation are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of new accounting policies for transactions occurred during the three months ended 31 March 2017 as set out in Note 3.

3.	Significant accounting policies

Within the scope of the Decree Law No. 683 announced on 23 January 2017, the Company’s 4.5G license payable originally amounting to EUR 413,823 has been converted to Turkish Lira at the buying exchange rate announced by the Central Bank of the Republic of Turkey on 2 January 2017 (3.7086). As at 31 March 2017, payables related to 4.5G license amounting to TL 1,531,864 are presented in trade  and other payables in current liabilities. As further discussed in Note 18, aformentioned payable was paid on 26 April 2017.

When the Group sells goods or services as a principal, revenue and operating costs are recorded on a gross basis. When the Group sells goods or services as an agent, revenue and operating costs are recorded on a net basis, representing the net margin earned. Whether the Group is considered to be acting as principal or agent in the transaction depends on management’s analysis of both the legal form and substance of the agreement between the Group and its business partners; such judgements impact the amount of reported revenue and operating costs but do not impact reported assets, liabilities or cash flows. Since the Company acts as principal in relation to the agreement signed with the Ministry of Transport, Maritime Affairs and Communications, Directorate General of Communications, revenue and operating costs are reported on a gross basis in these financial statements.

New standards and interpretations

i)	Standards, amendments and interpretations effective as at 31 March 2017

-       Annual improvements 2014, effective from annual periods beginning on or after 1 January 2016. These set of amendments impacts 4 standards:

• IFRS 5, ‘Non-current assets held for sale and discontinued operations’ regarding methods of disposal.

• IFRS 7, ‘Financial instruments: Disclosures’, (with consequential amendments to IFRS 1) regarding servicing contracts.

• IAS 19, ‘Employee benefits’ regarding discount rates.

• IAS 34, ‘Interim financial reporting’ regarding disclosure of information.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2017
 (Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

3.	Significant accounting policies (continued)

New standards and interpretations (continued)

i)	Standards, amendments and interpretations effective as at 31 March 2017 (continued)

-  Amendment to IAS 16, ‘Property, plant and equipment’ and IAS 38, ‘Intangible assets’, on depreciation and amortisation, effective from annual periods beginning on or after 1 January 2016. In this amendment it has clarified that the use of revenue based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. It is also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset.

-   Amendment to IAS 1, ‘Presentation of financial statements’ on the disclosure initiative, effective from annual periods beginning on or after 1 January 2016, these amendments are as part of the IASB initiative to improve presentation and disclosure in financial reports

ii)	Standards, amendments and interpretations effective after 31 March 2017

-       Amendments to IAS 7 ‘Statement of cash flows’ on disclosure initiative, effective from annual periods beginning on or after 1 January 2017. These amendments introduce an additional disclosure that will enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendment is part of the IASB’s Disclosure Initiative, which continues to explore how financial statement disclosure can be improved.

- Amendments IAS 12 ‘Income Taxes’, effective from annual periods beginning on or after 1 January 2017. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. It also clarify certain other aspects of accounting for deferred tax assets.

- Amendments to IFRS 2, ‘Share based payments’ on clarifying how to account for certain types of share-based payment transactions, effective from annual periods beginning on or after 1 January 2018. This amendment clarifies the measurement basis for cash-settled, share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. It also introduces an exception to the principles in IFRS 2 that will require an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share-based payment and pay that amount to the tax authority.

- IFRS 9 ‘Financial instruments’, effective from annual periods beginning on or after 1 January 2018. This standard replaces the guidance in IAS 39. It includes requirements on the classification and measurement of financial assets and liabilities; it also includes an expected credit losses model that replaces the current incurred loss impairment model.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2017
 (Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

3.	Significant accounting policies (continued)

New standards and interpretations (continued)

ii)	Standards, amendments and interpretations effective after 31 March 2017 (continued)

-        IFRS 15 ‘Revenue from contracts with customers’, effective from annual periods beginning on or after 1 January 2018. IFRS 15, ‘Revenue from contracts with customers’ is a converged standard from the IASB and FASB on revenue recognition. The standard will improve the financial reporting of revenue and improve comparability of the top line in financial statements globally.

- Amendment to IFRS 15, ‘Revenue from contracts with customers’, effective from annual periods begining on or after 1 January 2018. These amendments comprise clarifications of the guidance on identifying performance obligations, accounting for licences of intellectual property and the principal versus agent assessment (gross versus net revenue presentation). New and amended illustrative examples have been added for each of those areas of guidance. The IASB has also included additional practical expedients related to transition to the new revenue standard.

- IFRS 16 ‘Leases’, effective from annual periods beginning on or after 1 January 2019, This standard replaces the current guidance in IAS 17 and is a farreaching change in accounting by lessees in particular. Under IAS 17, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognise a lease liability reflecting future lease payments and a ‘right-of-use asset’ for virtually all lease contracts. The IASB has included an optional exemption for certain short-term leases and leases of low-value assets; however, this exemption can only be applied by lessees. For lessors, the accounting stays almost the same. However, as the IASB has updated the guidance on the definition of a lease (as well as the guidance on the combination and separation of contracts), lessors will also be affected by the new standard. At the very least, the new accounting model for lessees is expected to impact negotiations between lessors and lessees. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

- Amendment to IAS 40, Investment property’ relating to transfers of investment property, effective from annual periods beginning on or after 1 January 2018. These amendments clarify that to transfer to, or from, investment properties there must be a change in use. To conclude if a property has changed use there should be an assessment of whether the property meets the definition. This change must be supported by evidence.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2017
 (Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

3.	Significant accounting policies (continued)

New standards and interpretations (continued)

ii)	Standards, amendments and interpretations effective after 31 March 2017 (continued)

- Annual improvements, 2014–2016, effective from annual periods beginning on or after 1 January 2018. These amendments impact 3 standards:

• IFRS 1,‘ First-time adoption of IFRS’, regarding the deletion of short-term exemptions for first-time adopters regarding IFRS 7, IAS 19, and IFRS 10 effective 1 January 2018.

• IFRS 12,‘ Disclosure of interests in other entities’ regarding clarification of the scope of the standard. These amendments should be applied retrospectively for annual periods beginning on or after 1 January 2017.

• IAS 28,‘ Investments in associates and joint ventures’ regarding measuring an associate or joint venture at fair value effective 1 January 2018.

-  IFRIC 22,‘ Foreign currency transactions and advance consideration’, effective from annual periods beginning on or after 1 January 2018. This IFRIC addresses foreign currency transactions or parts of transactions where there is consideration that is denominated or priced in a foreign currency. The interpretation provides guidance for when a single payment/receipt is made as well as for situations where multiple payments/receipts are made. The guidance aims to reduce diversity in practice

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2017
 (Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

4.	Segment Information

The Group has two main reportable segments in accordance with its integrated communication and technology services strategy as Turkcell Turkey, and Turkcell International. Some of these strategic segments offer the same types of services, however they are managed separately because they operate in different geographical locations and are affected by different economic conditions.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker function is carried out by the Board of Directors, however the Board of Directors may transfer the authorities, other than recognized by the law, to the Chief Executive Officer and other directors.

Turkcell Turkey reportable segment includes the operations of Turkcell, Turkcell Superonline Iletisim Hizmetleri A.S.(“Turkcell Superonline”), Turkcell Satis ve Dagitim Hizmetleri A.S. (“Turkcell Satis”), group call center operations of Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”), Turktell Bilisim Servisleri A.S. (“Turktell”), Turkcell Teknoloji Arastirma ve Gelistirme A.S. (“Turkcell Teknoloji”), Kule Hizmet ve Isletmecilik A.S. (“Global Tower”), Rehberlik Hizmetleri Servisi A.S. (“Rehberlik”), Turkcell Odeme Hizmetleri A.S. (“Turkcell Odeme”) and Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”). Turkcell International reportable segment includes the operations of Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”), East Asian Consortium B.V. (“Eastasia”), LLC lifecell (“lifecell”), Lifecell Ventures Coöperatief U.A (“Lifecell Ventures”), Beltel Telekomunikasyon Hizmetleri A.S. (“Beltel”), CJSC Belarusian Telecommunications Network (“Belarusian Telecom”), LLC UkrTower (“UkrTower”), LLC Global Bilgi (“Global LLC”), Turkcell Europe GmbH (“Turkcell Europe”), Lifetech LLC (“Lifetech”), Beltower LLC (“Beltower”) and Fintur Holdings B.V. (“Fintur”). The operations of these legal entities aggregated into one reportable segment as the nature of services are similar and most of them share similar economic characteristics. Other reportable segment mainly comprises the information and entertainment services in Turkey and Azerbaijan, non-group call center operations of Turkcell Global Bilgi, Turkcell Finansman AS (“TFS”) and Turkcell Enerji Cozumleri ve Elektrik Satıs Ticaret A.S (“Turkcell Enerji”).

Information regarding the operations of each reportable segment is included below. Adjusted EBITDA is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Adjusted EBITDA definition includes revenue, direct cost of revenues excluding depreciation and amortization, selling and marketing expenses and administrative expenses.

Adjusted EBITDA is not a financial measure defined by International Financial Reporting Standards as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. Reconciliation of Adjusted EBITDA to consolidated profit for the period is provided in the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2017
 (Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

4.	Segment Information (continued)

	Three months ended 31 March
	Turkcell Turkey		Turkcell International		Other		Intersegment Eliminations		Consolidated
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016

Total segment revenue	3,562,694	2,927,515	248,047	196,897	256,303	107,085	(14,442)	(6,115)	4,052,602	3,225,382
Inter-segment revenue	(7,294)	(3,047)	(7,139)	(3,064)	(9)	(4)	14,442	6,115	-	-
Revenus from external customers	3,555,400	2,924,468	240,908	193,833	256,294	107,081	-	-	4,052,602	3,225,382
Adjusted EBITDA	1,269,167	916,096	60,336	53,555	71,458	31,305	(1,083)	551	1,399,878	1,001,507

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2017
 (Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

4.	Segment Information (continued)

	Three months ended 31 March
	2017	2016

Turkcell Turkey adjusted EBITDA	1,269,167	916,096
Turkcell International adjusted EBITDA	60,336	53,555
Other	71,458	31,305
Intersegment eliminations	(1,083)	551
Consolidated adjusted EBITDA	1,399,878	1,001,507
Finance income	201,494	221,247
Finance costs	(348,084)	(55,000)
Other income	34,978	6,005
Other expenses	(31,290)	(17,109)
Depreciation and amortization	(628,361)	(454,815)
Income tax expense	(157,214)	(143,434)
Profit from continuing operations	471,401	558,401

Profit from discontinued operations	-	15,180

Profit for the period	471,401	573,581

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2017
 (Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

5.	Seasonality of operations

The Turkish mobile communications market is affected by seasonal peaks and troughs. Historically, the effects of seasonality on mobile communications usage had positively influenced the Company’s results in the second and third quarters of the fiscal year and negatively influenced the results in the first and fourth quarters of the fiscal year. Recently, however, due to changing market dynamics, such as the Information Technologies and Communications Authority (“ICTA”)’s intervention in tariffs and increasing competition in the Turkish telecommunications market, the effects of seasonality on the Company’s subscribers’ mobile communications usage has decreased. National and religious holidays in Turkey also affect the Company’s operational results.

6.	Finance income and costs

Finance income for the three months ended 31 March 2017 is mainly attributable to interest income from contracted handset sales, changes in fair value of derivative financial instruments and interest income on bank deposits.

Finance income for the three months ended 31 March 2016 is mainly attributable to interest income from contracted handset sales and interest income on bank deposits.

Finance cost for the three months ended 31 March 2017 and 2016 are mainly attributable to financing costs of borrowings, derivative instruments and consideration payable in relation to acquisition of Belarusian Telecom.

Foreign exchange losses mainly include foreign exchange losses on borrowings and bonds issued amounting to TL 251,009 and TL 52,862, respectively whereas the Company recognized foreign exchange gains amounting to TL 146,090 from its operations.

7.	Income tax expense

Income tax expense is recognised based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the three months ended 31 March 2017 is 25%, compared to 20% for the three months ended 31 March 2016. The increase in effective tax rate is resulted from the differences between estimations in previous year’s and current period’s tax deductions and exemptions.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2017
 (Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

8.	Property, plant and equipment

Cost	Balance as at 1 January 2017	Additions	Disposals	Transfers	Impairment expenses/ (reversals)	Effects of movements in exchange rates	Transfer from Investment Property	Balance as at 31 March 2017
Network infrastructure (All operational)	13,897,308	75,821	(25,963)	302,335	-	132,374	-	14,381,875
Land and buildings	519,702	3,584	(21)	-	-	956	64,594	588,815
Equipment, fixtures and fittings	617,732	5,386	(2,568)	797	-	2,276	-	623,623
Motor vehicles	34,136	132	(213)	-	-	416	-	34,471
Leasehold improvements	311,761	1,419	(5,105)	213	-	220	-	308,508
Construction in progress	566,523	306,785	-	(303,345)	-	6,104	-	576,067
Total	15,947,162	393,127	(33,870)	-	-	142,346	64,594	16,513,359

Accumulated depreciation
Network infrastructure (All operational)	6,843,580	333,329	(24,494)	-	6,122	114,374	-	7,272,911
Land and buildings	159,351	5,300	-	-	122	647	22,366	187,786
Equipment, fixtures and fittings	497,606	12,216	(2,392)	-	15	2,083	-	509,528
Motor vehicles	30,252	477	(123)	-	-	443	-	31,049
Leasehold improvements	220,668	7,060	(5,105)	-	-	305	-	222,928
Total	7,751,457	358,382	(32,114)	-	6,259	117,852	22,366	8,224,202

Total property, plant and equipment	8,195,705	34,745	(1,756)	-	(6,259)	24,494	42,228	8,289,157

Depreciation expense for the three months ended 31 March 2017 amounting to TL 364,641 including impairment losses are recognized in cost of revenues.

The impaired network infrastructure mainly consists of damaged or technologically inadequate mobile and fixed line infrastructure investments.

Impairment losses on property, plant and equipment for the three months ended 31 March 2017 amounting to TL 6,259 are included in depreciation expense.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2017
 (Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

9.	Intangible assets

Cost	Balance at 1 January 2017	Additions	Disposals	Transfers	Impairment	Effects of movements in exchange rates	Balance at 31 March 2017
GSM and other telecommunication operating licenses	8,039,431	477	-	-	-	22,333	8,062,241
Computer software	6,076,405	61,969	(5,950)	110,650	-	15,424	6,258,498
Transmission lines	71,602	-	-	-	-	-	71,602
Central betting system operating right	11,981	-	-	-	-	-	11,981
Indefeasible right of usage	46,017	-	-	-	-	-	46,017
Brand name	7,040	-	-	-	-	-	7,040
Customer base	15,512	-	-	-	-	-	15,512
Goodwill	32,834	-	-	-	-	-	32,834
Other	38,321	832	-	-	-	-	39,153
Construction in progress	142,875	117,792	-	(110,650)	-	2,920	152,937
Total	14,482,018	181,070	(5,950)	-	-	40,677	14,697,815

Accumulated amortization
GSM and other telecommunication operating licenses	1,878,895	130,676	-	-	-	2,255	2,011,826
Computer software	4,237,996	128,921	(5,950)	-	-	8,510	4,369,477
Transmission lines	58,203	-	-	-	596	-	58,799
Central betting system operating right	10,588	227	-	-	-	-	10,815
Indefeasible right of usage	18,785	845	-	-	-	-	19,630
Brand name	5,808	704	-	-	-	-	6,512
Customer base	11,286	847	-	-	-	-	12,133
Other	24,468	244	-	-	-	-	24,712
Total	6,246,029	262,464	(5,950)	-	596	10,765	6,513,904

Total intangible assets	8,235,989	(81,394)	-	-	(596)	29,912	8,183,911

Amortization expense on intangible assets other than goodwill for the three months ended 31 March 2017 amounting to TL 263,060 including impairment losses are recognized in cost of revenues.

Impairment losses on intangible assets for the three months ended 31 March 2017 amounting to TL 596 and recognized in amortization expense.

Computer software includes internally generated capitalized software development costs that meet the definition of an intangible asset. The amount of internally generated computer software is TL 32,351 for the three months ended 31 March 2017.

Research expenditure related to internally generated software capitalized for the three months ended 31 March 2017 amounting to TL 7,821 are recognized in cost of revenue.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2017
 (Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

10.	Asset held for sale and discontinued operations

In 2016, the Group has committed to plan to exit from Fintur operations in relevant jurisdictions and initiated an active program to locate a buyer for its associate. In this regard, Fintur has been classified as held for sale and reported as discontinued operation starting from 1 October 2016.

Equity accounting for Fintur ceased starting from 1 October 2016, and in accordance with IFRS 5, Fintur has been measured at the lower of carrying amount and fair value less costs to sell. Comparative period in the condensed consolidated interim statement of profit or loss and other comprehensive income and the condensed consolidated interim statement of cash flows are restated to reflect the classification of Fintur as discontinued operation.

11.	Equity

Dividends

Azerinteltek:

According to resolution of the General Assembly Meeting of Azerinteltek held in 2016, Board of Directors decided to pay advance dividend amounting to AZN 3,778 (equivalent to TL 8,003 as at 31 March 2017) from the profit realized for the fourth quarter of 2016). Dividend payments have been completed in 2017.

Inteltek:

According to the resolution of the General Assembly Meeting of Inteltek held on 31 March 2017, General Assembly resolved to pay dividend amounting to TL 63,528 from the profit realized in 2016 (remaining amount after deducting advance dividends paid in June 2016 amounting to TL 20,455) and dividend from legal reserves which exceeds legal limit mentioned under the Law amounting to TL 11,585 until 31 December 2017. The dividend distribution has not yet completed as at 31 March 2017.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2017
 (Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

12.	Borrowings

	31 March 2017	31 December 2016
Non-current liabilities
Unsecured bank loans	5,695,747	5,300,756
Secured bank loans	3,540	3,580
Finance lease liabilities	41,830	41,539
Debt securities issued	1,667,413	1,589,227
	7,408,530	6,935,102
Current liabilities
Unsecured bank loans	2,046,832	1,581,135
Current portion of long-term unsecured bank loans	776,869	922,867
Current portion of long-term secured bank loans	2,187	2,054
Current portion of long-term finance lease liabilities	8,059	6,575
Current portion of long-term debt securities issued	99,120	94,473
Debt securities issued	388,459	238,956
	3,321,526	2,846,060

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2017
 (Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

12.	Borrowings (continued)

Terms and conditions of outstanding loans are as follows:

			31 March 2017			31 December 2016
	Currency	Interest rate type	Nominal interest rate	Payment Period	Carrying amount	Nominal interest rate	Payment Period	Carrying amount

Unsecured bank loans	USD	Floating	Libor+1.3%-Libor+2.6%	2017-2020	2,073,234	Libor+2.0%-Libor+2.6%	2017-2020	1,984,533
Unsecured bank loans	EUR	Floating	Euribor+1.2%-Euribor+2.2%	2017-2025	3,797,781	Euribor+1.2%-Euribor+2.2%	2017-2025	3,593,110
Unsecured bank loans	TL	Fixed	10.4%-13.8%	2017-2018	2,167,694	10.4%-12.6%	2017-2018	1,819,944
Unsecured bank loans	UAH	Fixed	13%-14%	2017	480,739	13.5%-18.6%	2017	407,171
Secured bank loans (*)	BYN	Fixed	12%-16%	2017-2020	5,727	12%-16%	2017-2020	5,634
Debt securities issued	USD	Fixed	5.8%	2017-2025	1,766,533	5.8%	2017-2025	1,683,700
Debt securities issued	TL	Fixed	10.7%-11.8%	2017	388,459	10.7%	2017	238,956
Finance lease liabilities	EUR	Fixed	3.4%	2017-2024	43,943	3.4%	2017-2024	48,034
Finance lease liabilities	USD	Fixed	18%-28%	2017-2018	5,946	18%-28%	2017-2018	80
					10,730,056			9,781,162

(*)	Secured by the Government of the Republic of Belarus.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2017
 (Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

13.	Financial instruments

Impairment losses

Movement in the provision for impairment of trade receivables and due from related parties that are assessed for impairment collectively for the three months ended 31 March 2017 is as follows:

31 March 2017
Opening balance	964,311
Impairment loss recognized	109,738
Collections	(65,195)
Effect of exchange differences	3,883
Amounts written-off	(1,324)
Closing balance	1,011,413

The provision for impairment in respect to due from related parties is TL 153 as at 31 March 2017.

Movement in the provision for impairment of receivables from financial services that are assessed for impairment collectively for the three months ended 31 March 2017 is as follows:

31 March 2017
Opening balance	10,170
Impairment loss recognized	16,809
Collections	(1,116)
Closing balance	25,863

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2017
 (Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

13.	Financial instruments (continued)

Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts is as follows:

	31 December 2016
	USD	EUR
Foreign currency denominated assets
Other non-current assets	244	2,131
Due from related parties-current	1,210	388
Trade receivables and accrued income	14,178	61,841
Other current assets	19,929	7,144
Cash and cash equivalents	807,372	378,057
	842,933	449,561
Foreign currency denominated liabilities
Loans and borrowings-non current	(483,910)	(959,482)
Debt securities issued-non- current	(451,588)	-
Other non-current liabilities	(99,273)	-
Loans and borrowings-current	(80,029)	(21,985)
Debt securities issued-current	(26,845)	-
Trade and other payables-current	(175,083)	(425,992)
Due to related parties	(398)	(334)
	(1,317,126)	(1,407,793)
Exposure related to derivative instruments
Currency and interest swap contracts	257,960	525,000
Currency forward contracts	(30,071)	-
Net exposure	(246,304)	(433,232)

	31 March 2017
	USD	EUR
Foreign currency denominated assets
Other non-current assets	72	2,131
Due from related parties-current	411	835
Trade receivables and accrued income	22,371	61,520
Other current assets	21,985	7,246
Cash and cash equivalents	965,288	247,980
	1,010,127	319,712
Foreign currency denominated liabilities
Loans and borrowings-non current	(533,787)	(961,151)
Debt securities issued-non- current	(458,257)	-
Other non-current liabilities	(102,042)	-
Loans and borrowings-current	(37,636)	(21,814)
Debt securities issued-current	(27,241)	-
Trade and other payables-current	(119,537)	(22,677)
Due to related parties	(397)	(247)
	(1,278,897)	(1,005,889)

Exposure related to derivative instruments
Currency and interest swap contracts	312,713	519,750
Option contracts	-	20,000
Net exposure	43,943	(146,427)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2017
 (Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

13.	Financial instruments (continued)

Exposure to currency risk (continued)

The following significant exchange rates are applied during the period:

	Average Rate		Closing Rate
	31 March	31 March	31 March	31 December
	2017	2016	2017	2016

USD/TL	3.6665	2.9202	3.6386	3.5192
EUR/TL	3.9012	3.2172	3.9083	3.7099
USD/BYN (*)	1.9109	20,552	1.8720	1.9585
USD/UAH	27.0854	25.7718	26.9761	27.1909

(*) The official currency of the Republic of Belarus has redenominated on 1 July 2016. As a result, BYR 10,000 has become BYN 1 starting from 1 July 2016.

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies. The analysis excludes net foreign currency investments.

10% strengthening of the TL, UAH, BYN against the following currencies as at 31 March 2017 and 31 December 2016 would have increased / (decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	31 March 2017	31 December 2016

USD	15,989	86,679
EUR	(57,228)	160,725

10% weakening of the TL, UAH, BYN against the following currencies as at 31 March 2017 and 31 December 2016 would have increased / (decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	31 March 2017	31 December 2016

USD	(15,989)	(86,679)
EUR	57,228	(160,725)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2017
 (Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

13.	Financial instruments (continued)

Fair values

To provide an indication about the reliability of the inputs used in determining fair value, the Group classifies its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level is as follows:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

• Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

• Level 3 inputs are unobservable inputs for the asset or liability.

The following table presents the Group’s financial assets and financial liabilities measured and recognised at fair value at 31 March 2017 and 31 December 2016 on a recurring basis:

	Fair values
	31 March 2017	31 December 2016	Fair Value hierarchy	Valuation Techniques

Currency swap contracts	(16,079)	611	Level 2	Pricing models based on discounted cash flow analysis using the applicable yield curve
Participating cross currency swap contracts (*)	435,783	382,054	Level 3	Pricing models based on discounted cash flow analysis using the observable yield curve
Currency forward contracts	867	(1,286)	Level 2	Pricing models based on period end foreign currency rates.
Consideration payable in relation to acquisition of Belarusian Telecom (**)	(315,653)	(295,062)	Level 3	Net present value

There were no transfers between levels during the period.
The Group did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as at 31 March 2017.

(*) Participating cross currency swap contracts include EUR-TL interest and currency swap contracts, EUR put and call options, amounting to nominal value of EUR 500,000 in total and also USD-TL interest and currency swap contracts and put and call options amounting to nominal value of USD 250,000 in total. Additionally, cross currency swap contracts include EUR-TL interest and currency swap contracts nominal value of EUR 20,000 and USD-TL interest and currency swap contracts amounting to nominal value of USD 43,000 in total. Regarding these contracts, TL 82,584 accrual of interest expense and TL 17,897 accrual of interest income has been reflected to financial statements as at 31 March 2017 (31 December 2016: TL 40,367 and TL 8,220 respectively). Since bid-ask spread is unobservable input; in valuation of participating cross currency swap contracts, prices in bid- ask price range which were considered the  most appropriate were used instead of mid prices. If mid prices were used in the valuation the fair value of participating cross currency swap contracts would have been TL 25,064 lower as at 31 March 2017 (31 December 2016: TL 23,291).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2017
 (Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

13.	Financial instruments (continued)

Fair values (continued)

(**) Discount rate of 4.8% was used for the present value calculation of the consideration payable in relation to acquisition of Belarusian Telecom as at 31 March 2017 (31 December 2016: 5.6%). Company management expects consideration to be paid with an amount of USD 100,000 during the first quarter of 2020 (31 December 2016: the first quarter of 2020).

The following table presents the changes in level 3 instruments for the three months ended 31 March 2017:

Participating cross currency swap contracts:

31 March 2017
Opening balance	382,054
Total gains or losses:
in profit or loss	53,729
Closing balance	435,783

Consideration payable in relation to acquisition of Belarusian Telecom:

31 March 2017
Opening balance	295,062
Total gains or losses:
in profit or loss	20,591
Closing balance	315,653

Valuation inputs and relationships to fair value

The following table summarises the quantitative information about the significant unobservable inputs used in level 3 fair value measurement of contingent consideration.

	Fair value at			Inputs
	31 March 2017	31 December 2016	Unobservable Inputs	31 March 2017	31 December 2016	Relationship of unobservable inputs to fair value

Contingent consideration	315,653	295,062	Risk-adjusted discount rate	4.8%	5.6%	A change in the discount rate by 100 bps would increase / decrease FV by TL (8,870) and TL 9,215 respectively.
			Expected settlement date	first quarter of 2020	first quarter of 2020	If expected settlement date changes by 1 year FV would increase / decrease by TL (14,592) and TL 15,343 respectively.

Carrying amounts of financial assets and financial liabilities measured at amortized cost are a reasonable approximation of their fair values.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2017
 (Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

14.	Guarantees and purchase obligations

As at 31 March 2017, outstanding purchase commitments with respect to the acquisition of property, plant and equipment, inventory and purchase of sponsorship, rent and advertisement services amounted to TL 730,628 (31 December 2016: TL 915,868). Payments for these commitments are going to be made within 4 year period.

As at 31 March 2017, the Group is contingently liable in respect of bank letters of guarantee obtained from banks given to customs authorities, private companies and other public organizations, provided guarantees to private companies and financial guarantees to subsidiaries totaling to TL 2,545,950 as at 31 December 2016 (31 December 2016: TL 2,370,723).

As at 31 March 2017, the Company’s commitments regarding lifecell’s 3G license purchases amounted to UAH 489,121 (equivalent to TL 65,974 as at 31 March 2017).

15.	Commitments and Contingencies

15.1	Dispute on Treasury Share Amounts

According to the 2G and 3G Concession Agreements, The Company is obliged to pay each month 15% of its monthly gross sales; with the exception of the interest for late payment of the amounts charged to its subscribers and of the indirect taxes, fiscal obligations such as fees and duties and the invoiced amounts recorded in the accounts to the Treasury as treasury share. The Company is obliged to pay 90% of this share to Treasury and 10% of the remaining as the universal services share to the Ministry of Transport, Maritime Affairs and Communications. The Company is also obliged to pay once a year 0.35% of its gross sale as the Authority contribution share.

The Undersecretariat of Treasury alleged that Company made deficient treasury payments in the past  and sent requests for payment and BTK requested penalty fee over the alleged underpaid treasury share amounts. The Company objected to these claims and initiated legal processes which are still pending. The maximum loss of the Company, excluding the interest for late payment arising from these disputes, for 2G Concession Agreement and 3G Concession Agreement could be TL 374,936 and TL 49,634, respectively.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 March 2017 (31 December 2016: None).

15.2	Dispute on Special Communication Tax

Large Tax Payers Office levied Special Communication Tax (SCT) and tax penalty on the Company amounting to TL 527,639 in total, of which SCT amounting 211,056 and penalty amounting to TL 316,583 based on the claim stated on Tax Investigation Reports prepared for the years 2008-2012, that the Company should pay Special Communication Tax over the prepaid card sales made by the distributors. The Company filed 60 lawsuits in the Tax Courts for the cancellation of each tax and tax penalty claim. In some of the cases, The Court decided in favour of The Company, in some of the cases, The Court decided partially in favour of the Company, in some of the cases, The Court decided in favour of the Tax Office. The parties appealed the decisions regarding the parts against them.

The Large Tax Payers Office has collected TL 80,355 (TL 77,480 and TL 2,875 overdue interest) calculated for the parts against the Company for the assessment of the SCT for the year 2011 by offsetting the receivables of the Company from Public Administrations. No provision for the aforementioned amount is recognized in the consolidated financial statements so that it was shown in other receivables.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2017
 (Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

15.	Commitments and Contingencies (continued)

15.2	Dispute on Special Communication Tax (continued)

As per the Law no. 6736, the Company filed applications for the restructuring of penalties and interest on the SCT regarding the dispute on the tax amount for the years 2008, 2009, 2010, 2011 and 2012. Tax Office rejected the application for the year 2011; accepted the other restructuring applications for the years 2008, 2009, 2010, 2012 and the Company paid the restructuring amount of TL 117,058. Within this scope the Company submitted the waiver petition to the Tax Office for the cases related with the restructuring SCT amount. The Council of State decided that there is no need to grant a decision regarding the appeal process by the reason of waiver. On the other hand, Tax Office rejected the application for the restructuring of the SCT regarding the dispute on the tax amount for the year 2011. The Company filed a case for the cancellation of aforementioned rejection act of Tax Office for the year 2011. The case is pending.

On the other hand, the appeal process is pending in the cases filed for the cancellation of the fined tax assessment prepared for the year 2011.

Limited tax investigation has been performed for the year 2013, regarding the aforementioned case and no notification has been received regarding the result of the investigation by the Company.

Based on the probable payment including interest in case of restructuring the SCT for the year 2013 as per the Law no. 6736, the Company accrued provisions in the consolidated financial statements as at and for the period ended 31 March 2017 amounting to 14,866 TL (31 December 2016: 14,866).

15.3	Investigation initiated by ICTA on subscription numbers and radio utilization and usage fees

ICTA commenced in-depth investigations, against the GSM operators, on the accuracy of the subscriber numbers report for the terms, 2004-2009, 2010-2011, 2012 and 2013 which are the key input for the calculation and payment of radio utilization and usage fees. As a result of the investigations, ICTA imposed 4 separate administrative fines to the Company amounting TL 11,240 in total. The administrative fines were paid within 1 month following the notification of the decision of ICTA, with 25% discount.  The Company filed lawsuits for the cancellation of aforementioned administrative fines and ICTA’s administrative acts implied on the Company for the collection of the radio utilization and a usage fee which was claimed to have been paid deficiently. The cases are pending.

ICTA filed 4 lawsuits on 13 October 2014, 23 December 2014, 3 March 2015 and 11 April 2016 for the collection of the total amount of TL 113,353. The amount which was alleged that the Company paid deficiently by the ICTA decision took upon the investigation for the periods 2004 – 2009, 2010 – 2011, and 2012 on the radio utilization and usage fees, with its accrued interest, which will be calculated. The Courts decided to take expert report for the cases dated 13 October 2014, 23 December 2014 and 3 March 2015. The Courts decided to consolidate the lawsuits filed by ICTA on 13 October 2014 and 23 December 2014. The expert report has been notified to the Company, for the case dated 13 October 2014 and the consolidated case dated 23 December 2014. The expert committee has requested additional information and documents from the parties with this report. The Company submitted its objections and declarations against the expert report and the Court decided to take an additional expert report. The cases are pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 March 2017 (31 December 2016: None).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2017
 (Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

15.	Commitments and Contingencies (continued)

15.4	Disputes regarding the Law on the Protection of Competition

With the decision dated 6 June 2011 and numbered 230 established on the grounds of the investigation initiated by the Competition Board on the grounds that the Company violated the competitive environment through abusing its dominant position in the Turkish mobile market and infringements of Article 4 and 6 of the Law No. 4054, it was decided to apply administrative fine amounting to TL 91,942 on the Company. A lawsuit was filed in the Council of State for the stay of execution and the cancellation of the execution of Article 3 and 4 by the Company. The case is still pending.

On 8 March 2012, payment order has been sent to the Company by the Tax Office. The Company filed a lawsuit for the stay of execution and cancellation of the payment order on 13 March 2012. The Court accepted the lawsuit and cancelled the payment order. Tax Office appealed the decision. The Company replied the appeal request. Appeal process is still pending.

Dogan Dagitim Satis Pazarlama Odeme Aracilik ve Tahsilat Sistemleri A.S. filed a lawsuit against the Company on 5 June 2012 claiming TL 110,484 together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company caused that damage by its applications to its sub-distributors which constituted a violation of the law no. 4054 and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 administrative fine to the Company. The case is still pending.

Mobiltel İletisim Hizmetleri Sanayi ve Ticaret A.S. filed a lawsuit against the Company on 17 August 2012 claiming TL 500 together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company gives exclusive competence to its sub-dealers and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 administrative fine to the Company and that Mobiltel was not able to sale any product to the sub-dealers which were given exclusive competence by the Company. The lawsuit is pending.

Pamuk Elektronik whose dealership agreement was terminated initiated a lawsuit with a claim of a compensation three times of its alleged damages due to the Company’s actions falling within the scope of the Competition Board’s administrative monetary fine in the amount of TL 91,942 and also with a compensation claim in the amount of TL 2,100 due to the alleged unjust termination of the agreement. The Court decided to reject the lawsuit with the reason that the dispute must be solved with arbitration procedure because of the term in the agreement. The decision was finalized by satisfying the appeal process and correction of the decision process. Subsequently, Pamuk Elektronik initiated an arbitration case against the Company with a compensation claim in the amount of TL 1.100. The case is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 March 2017 (31 December 2016: None).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2017
 (Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

15.	Commitments and Contingencies (continued)

15.5	Other ongoing lawsuits

Within consolidated financial statements prepared as of 31 March 2017, obligations which are related to following ongoing disputes have been evaluated.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 March 2017 (31 December 2016: None).

Subject	Anticipated Maximum Risk (excluding accrued interest)	Provision
Disputes related with ICTA	22,544	-

16.	Related parties

Transactions with key management personnel:

Key management personnel comprise the Group’s key management executive officers and members of board of directors.

As at 31 March 2017 and 2016, none of the Group’s executive officers has outstanding loans due to the Group.

In addition to their salaries, the Group also provides non-cash benefits to executive officers and contributes to a post-employment defined plan on their behalf. The Group is required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2017
 (Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

16. Related parties (continued)

Transactions with key management personnel (continued):

Total compensation provided to key management personnel is TL 12,824 and TL 11,906 for the periods ended 31 March 2017 and 2016, respectively as listed below;

	31 March 2017	31 March 2016
Short-term benefits	12,186	10,884
Termination benefits	537	943
Long-term benefits	101	79
	12,824	11,906

Transactions with related parties

	Three months ended 31 March
Revenue from related parties	2017	2016
Sales to Kyivstar GSM JSC (“Kyivstar”)
Telecommunications services	5,256	6,423
Sales to Telia Sonera International Carrier AB (“Telia”)
Telecommunications services	2,350	2,677
Sales to Vimpelcom OJSC (“Vimpelcom”)
Telecommunications services	1,486	7,471
Sales to MegaFon OJSC (“Megafon”)
Telecommunication services	974	4,678
Sales to Azercell Telekom MMC (“Azercell”)
Telecommunication services	276	589
Sales to Krea Icerik Hizmetleri ve Produksiyon AS (“Krea”)(*)
Call center services, fixed line services, rent and interest charges	-	1,121
Sales to Millenicom Telekomunikasyon AS (“Millenicom”)(**)
Telecommunications services	-	997
Sales to other related parties	970	727
	11,312	24,683

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2017
 (Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

16.	Related parties (continued)

Transactions with related parties (continued)

	Three months ended 31 March
Related party expenses	2017	2016
Charges from Kyivstar
Telecommunications services	8,346	9,790
Charges from Hobim Bilgi İslem Hizmetleri AS (“Hobim”)
Invoicing and archieving services	8,125	6,547
Charges from Vimpelcom
Telecommunications services	1,093	540
Charges from Megafon
Telecommunications services	680	623
Charges from Telia
Telecommunications services	318	1,375
Charges from Azercell
Telecommunications services	158	12
Charges from Krea (*)
Digital television broadcasting services	-	2,988
Charges from Millenicom (**)
Telecommunications services	-	180
Charges from other related parties	2,163	1,552
	20,883	23,607

(*)	Revenues and expenses from Krea include transactions until 26 August 2016.
(**)	Revenues and expenses from Millenicom include transactions until 21 January 2016.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2017
 (Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

17.	Subsidiaries

Subsidiaries of the Company as at 31 March 2017 and 31 December 2016 are as follows:

			Effective Ownership Interest

Subsidiaries	Country of		31 March	31 December
Name	Incorporation	Business	2017 (%)	2016 (%)
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Turkcell Global Bilgi	Turkey	Customer relations management	100	100
Turktell	Turkey	Information technology, value added GSM services investments	100	100
Turkcell Superonline	Turkey	Telecommunications and content services	100	100
Turkcell Satis	Turkey	Sales and delivery	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Turkcell Teknoloji	Turkey	Research and development	100	100
Global Tower	Turkey	Telecommunications infrastructure business	100	100
Financell	Netherlands	Financing business	100	100
Rehberlik	Turkey	Directory Assistance	100	100
Lifecell Ventures	Netherlands	Telecommunications investments	100	100
Beltel	Turkey	Telecommunications investments	100	100
Turkcell Gayrimenkul	Turkey	Property investments	100	100
Global LLC	Ukraine	Customer relations management	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Turkcell Europe	Germany	Telecommunications	100	100
Turkcell Odeme	Turkey	Payment services	100	100
lifecell	Ukraine	Telecommunications	100	100
TFS	Turkey	Consumer financing services	100	100
Beltower	Republic of Belarus	Telecommunications Infrastructure business	100	100
Belarusian Telecom	Republic of Belarus	Telecommunications	80	80
Lifetech	Republic of Belarus	Research and development	78	78
Inteltek	Turkey	Information and Entertainment Services	55	55
Azerinteltek	Azerbaijan	Information and Entertainment Services	28	28
Turkcell Enerji (1)	Turkey	Electricity energy trade and wholesale and retail electricity sales	100	-

(1)
Turkcell Enerji,  that will be engaged in electricity energy trade and wholesale and retail electricity sales was incorporated on 20 February 2017. The Company is a wholly owned subsidiary of Turktell and is in the process of applying to the Energy Market Regulatory Authority (“EMRA”)  for electricity supply license.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2017
 (Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

18.	Subsequent events

As at 23 October 2015, the Company signed a loan agreement package with China Development Bank (“CDB”) for an amount of up to EUR 500,000 with 2 years availability period to refinance the Group’s existing loans and for an amount of up to EUR 750,000 with 3 years availability period to finance the Group’s procurements from China in relation to infrastructure investments. The total loan package has 10 years final maturity with 3 years grace period and will be paid back in equal installments. The annual interest rate of the loan is EURIBOR + 2.2%. As at 26 October 2015, the Company utilized EUR 500,000 under this agreement. As at 5 April 2017, the Company utilized an additional EUR 60,000 under this agreement in relation to Turkcell Superonline infrastructure investments.

The last installment of 4.5G license payable amounting to TL 1,534,702 was made on 26 April 2017.

The sale process of asset-backed securities issued by “Aktif Yatırım Bankası A.S. Turkcell Asset Finance Fund” founded by Aktif Yatırım Bankası A.S. and mandated to issue asset-backed securities with a structure in which Turkcell Finansman will be the originator, with a nominal value of TL 100,000 to qualified investors within Turkey without public placement was completed on 14 April 2017.

In line with the Company’s dividend policy approved during the Ordinary General Assembly Meeting held on 26 March 2015; on 26 April 2017 Turkcell Board of Directors has taken the decision to submit the proposal on the distribution of our Company’s dividend in a gross amount of TL 1,791,000 which corresponds to approximately 50% of Turkcell’s net distributable profit for the fiscal years 2015 and 2016 and equivalent of a gross cash dividend of TL 0.8140909 (net TL 0.6919773 TL) per ordinary share with a nominal value of TL 1, in accordance with the dividend distribution proposal table which have been prepared for the related fiscal years, to the discussion and approval of the Ordinary General Assembly of Shareholders scheduled for 25 May 2017. Furthermore, Board of Directors decided to propose distribution of the respective amount to the shareholders in cash and in three equal installments as of 15 June 2017, 15 September 2017 and 15 December 2017, regardless of issuance and acquisition date of these shares while in proportion to shares held.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 27, 2017	By:	/s/Zeynel Korhan Bilek
	Name:	Zeynel Korhan Bilek
	Title:	Investor Relations & Mergers & Acquisitions Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 27, 2017	By:	/s/Bulent Aksu
	Name:	Bulent Aksu
	Title:	Finance – Executive Vice President

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 27, 2017	By:	s/Hande Sindel Erel
	Name:	Hande Sindel Erel
	Title:	Finance Director